

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2016

Aleksandr Zausaev
Chief Executive Officer
Zartex, Inc.
4760 South Pecos Rd. Suite 103
Las Vegas, NV 89121

>   **Re: Zartex, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed November 16, 2016**
>   **File No. 333-214122**

Dear Mr. Zausaev:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to prior comment 1 and reissue the comment. Please be advised that the definition of a shell company does not turn on the company's active pursuit of a business plan, but rather on the nature and size of its business operations and assets. In this regard, we consider your limited revenues to date of $2,800 based on a recent contract and your $4,002 in cash as of November 16, 2016 to be nominal. As such, please provide the information previously requested regarding your status as a shell company and the accompanying disclosures and risk factors.

2.   It appears from your disclosure throughout your document that you have not yet developed the software applications that you plan to bring to market along with the "Match Me" feature, which you state "is expected to use the algorithm of analyzing the data provided" in various ways. Since it appears that you have not yet developed the software applications you intend to use, and that your business plan is based in part on the "Match Me" feature, the nature of the software acquisition agreement with Ken Fregt

Shoping, LLC (e.g., asset sale, license agreement, other) is unclear. Please revise your disclosure to clarify what was sold, whether the "Match Me" software is operational now, and whether you retain the rights to use the "Match Me" feature in your future product offerings.

Directors, Executive Officers, Promoters and Control Persons, page 21

3.   Refer to prior comment 5. We note that you have not disclosed Mr. Zausaev's other work activities. In light of the fact that he will devote only 20 hours per week to your operations, please disclose Mr. Zausaev's current work activities apart from Zartex. Discuss any conflict of interest concerns and include risk factor disclosure as appropriate.

4.   We further note that Mr. Zausaev's employment history since at least 2011 consists of work outside of the U.S., though you state that your local activities will take place in Nevada. Please disclose whether Mr. Zausaev resides outside of the U.S., and, if so, where. If Mr. Zausaev intends to operate the company remotely, please discuss this and include appropriate risk factor disclosure as applicable.

Please contact Matthew Derby, Law Clerk, at (202) 551-3334 or me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services

cc: Robert J. Zepfel Esq.
        Haddan & Zepfel LLP